UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number: 001-33838

Harry Winston Diamond Corporation
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

EXHIBITS	DESCRIPTION OF EXHIBIT

99.1	Harry Winston Diamond Corporation’s News Release dated December 8, 2011 announcing third quarter fiscal 2012 results.

99.2	Harry Winston Diamond Corporation’s Third Quarter Report, including the Comparative Unaudited Financial Statements and the notes thereto for the quarter ended October 31, 2011 and Management Discussion and Analysis for the same period.

99.3	Certificate of Interim Filings of the Chief Executive Officer of Harry Winston Diamond Corporation.

99.4	Certificate of Interim Filings of the Group Chief Financial Officer of Harry Winston Diamond Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARRY WINSTON DIAMOND CORPORATION
(Registrant)

DATED the 9th day of December, 2011.	By:	/s/ LYLE R. HEPBURN

Lyle R. Hepburn
	Title:	Corporate Secretary